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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Teradata Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

88076w103

(CUSIP Number)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G/A

Issuer: Teradata Corp.				CUSIP No.: 88076w103

1	NAMES OF REPORTING PERSONS

	First Eagle Investment Management, LLC


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 14,744,492
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 15,294,583
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	15,294,583

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	10.77%

12	TYPE OF REPORTING PERSON

	IA

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SCHEDULE 13G/A

Issuer: Teradata Corp.				CUSIP No.: 88076w103

1	NAMES OF REPORTING PERSONS

	Arnhold and S. Bleichroeder Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 14,744,492
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 15,294,583
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	15,294,583

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	10.77%

12	TYPE OF REPORTING PERSON

	HC

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SCHEDULE 13G/A

Issuer: Teradata Corp.				CUSIP No.: 88076w103

1	NAMES OF REPORTING PERSONS

	First Eagle Global Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 10,575,367
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 10,575,367
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	10,575,367

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	7.45%

12	TYPE OF REPORTING PERSON

	IV

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SCHEDULE 13G/A

Issuer: Teradata Corp.				CUSIP No.: 88076w103


ITEM 1

(a)	Name of Issuer:
	Teradata Corp.


(b)	Address of Issuer's Principal Executive Offices:

	10000 Innovation Drive
	Dayton, OH 45342

ITEM 2

(a)-(c)	Name of Persons Filing; Address; Citizenship:
	This statement is being filed by (i) First Eagle Investment Management, LLC ("FEIM"), a registered investment adviser to various funds, including First Eagle Global Fund ("FEGF"), and a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("ASBH"), (ii) ASBH, and
(iii) FEGF. Each of the persons named in this paragraph are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

	The address of the principal business office of FEIM, ASBH and FEGF is 1345 Avenue of the Americas, New York, NY 10105.

	FEIM is a limited liability company organized under the laws of the State of Delaware. ASBH is a corporation organized under the laws of the State of Delaware. FEGF is a separate series of the First Eagle Funds, a Delaware trust and a registered investment company under the Investment Company Act of 1940.

(d)	Title of Class of Securities: Common Shares


(e)	CUSIP Number: 88076w103


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SCHEDULE 13G/A


Issuer: Teradata Corp.				CUSIP No.: 88076w103

ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[X]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8); Solely with respect to FEGF.

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E); Solely with respect to FEIM.

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G); Solely with respect to ASBH.

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).





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SCHEDULE 13G/A

Issuer: Teradata Corp.					CUSIP No.: 88076w103

ITEM 4.	Ownership.

	Please see Items 5-9 and 11 for each cover sheet for each reporting person.


ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Issuer. FEIM may be deemed to be the beneficial owner of 15,294,583 shares, or 10.77% of the common stock believed to be outstanding as a result of acting as investment advisor to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. FEGF may be deemed to beneficially own 10,575,367 of these 15,294,583 shares, which equates to 7.45% of the common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A
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SCHEDULE 13G/A

Issuer: Teradata Corp					CUSIP No.: 88076w103


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		July 9, 2015

FIRST EAGLE INVESTMENT MANAGEMENT, LLC, for itself, and on behalf of its client, FIRST EAGLE GLOBAL FUND
By:/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President of FEIM

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.
By:/s/ Mark Goldstein
Name: Mark Goldstein
Title: Secretary


Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 9, 2015


FIRST EAGLE INVESTMENT MANAGEMENT, LLC, for itself, and on behalf of its client, FIRST EAGLE GLOBAL FUND
By:/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President of FEIM

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.
By:/s/ Mark Goldstein
Name: Mark Goldstein
Title: Secretary

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